UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.  )

Oxford Lane Capital Corp.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

691543 508 691543 607 691543 805 691543 870
(CUSIP Number(s))

December 20, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	691543 508 691543 607 691543 805 691543 870

1	NAME OF REPORTING PERSON
Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
2,126,303
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
2,126,303
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,126,303
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.5%
12	TYPE OF REPORTING PERSON
IA

CUSIP Nos.	691543 508 691543 607 691543 805 691543 870

1	NAME OF REPORTING PERSON
Thomas Philip Majewski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
9,250
	6	SHARED VOTING POWER
2,126,303
	7	SOLE DISPOSITIVE POWER
9,250
	8	SHARED DISPOSITIVE POWER
2,126,303

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,135,553
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
18.6%
12	TYPE OF REPORTING PERSON
IN

CUSIP Nos.	691543 508 691543 607 691543 805 691543 870

This Schedule 13G is being filed as a result of the reporting persons ceasing to own 20% or more of the applicable class of securities of the Issuer and, as such, is also being filed as an amendment to the reporting persons’ Schedule 13D filed with the SEC on May 26, 2023.

Item 1(a).	Name of Issuer:

Oxford Lane Capital Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8 Sound Shore Drive, Suite 255

Greenwich, CT 06830

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC (“EPCM”).

Thomas Philip Majewski

This Schedule 13G is jointly filed by the above Reporting Persons pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Item 2(c).	Citizenship:

EPCM: organized in the State of Delaware

Mr. Majewski: United States citizen

Item 2(d).	Title of Class of Securities:

Preferred Stock (series identified below in response to Item 2(e))

Item 2(e).	CUSIP Number(s):

691543 508 (6.75% Series 2024 Term Preferred Shares)

691543 607 (6.25% Series 2027 Term Preferred Shares)

691543 805 (6.00% Series 2029 Term Preferred Shares)

691543 870 (7.125% Series 2029 Term Preferred Shares)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

CUSIP Nos.	691543 508 691543 607 691543 805 691543 870

The percentages reflected in this statement are calculated based upon 11,486,721 Preferred Shares outstanding as of September 30, 2023 as disclosed by the Issuer in Form 424B2 filed with the SEC on November 15, 2023.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

EPCM acts as investment manager to certain private funds and certain separately managed accounts (collectively, the “Accounts”), which directly hold an aggregate of 2,126,303 Preferred Shares. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares directly held by the Accounts, which discretion is directly exercised by Mr. Majewski as managing partner and portfolio manager for EPCM. As such, each of EPCM and Mr. Majewski can be deemed to beneficially own the Preferred Shares directly held by the Accounts. In addition, Mr. Majewski directly holds 9,250 Preferred Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2023

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Managing Partner

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski

Exhibit A

Joint Filing Agreement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: December 21, 2023

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski
Title:	Managing Partner

THOMAS PHILIP MAJEWSKI

By:	/s/ Thomas P. Majewski
Name:	Thomas P. Majewski